Exhibit 12.1

Immunicon Corporation

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	Years Ended December 31,
Statement of operations data:	2000	2001	2002	2003	2004
	(in thousands, except share and per share data)
Net loss attributable to common stockholders	$(6,954)	$(12,042)	$(18,321)	$(17,643)	$(27,933)
Fixed Charges:
Interest expense	220	283	470	570	621
Estimated interest portion of rent expense *	90	166	193	222	267
Amortization of deferred financing costs	—	—	1	13	27

Total fixed charges	310	449	664	805	915

Earnings as defined	$(6,644)	$(11,593)	$(17,657)	$(16,838)	$(27,018)

Ratio of earnings to fixed charges and preferred stock dividends (1)	—	—	—	—	—

*	This amount is the portion of rental expenses under operating leases which management of the Company believes to approximate the interest factor.

(1)	For all periods presented, earnings (as defined) were insufficient to cover fixed charges by an amount equal to the net loss for the period.